UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

X-RITE, INCORPORATED

(Name of Subject Company)

X-RITE, INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Thomas J. Vacchiano Jr.

Chief Executive Officer

X-Rite, Incorporated

4300 44th Street, S.E.

Grand Rapids, Michigan 49512

(616) 803-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth, Esq.

Brian M. Schafer, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of X-Rite, Incorporated (“X-Rite” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2012 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $5.55 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 17, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on April 17, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the section entitled “Annual Report on Form 10-K”:

“Completion of Offer; Subsequent Offering Period.

At 12:00 midnight, New York City time, on May 14, 2012, the Offer expired as scheduled. The Offer was not extended. As of that time, the depositary for the Offer advised that a total of 83,028,538 Shares were validly tendered and not withdrawn prior to the expiration of the Offer (including 420,441 Shares delivered pursuant to the guaranteed delivery procedures). Assuming all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 96.22 percent of the outstanding Shares have been tendered (the percentage is 95.73 percent if guaranteed delivery shares are not taken into account), which satisfies the Minimum Condition (as defined in the Merger Agreement). Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

As a result of Purchaser’s purchase of the Shares in the Offer, Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company and implement the Merger pursuant to the “short-form” merger procedure available under applicable Michigan law. Accordingly, Purchaser and Danaher intend to effect a “short-form” merger in which Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Danaher. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by Danaher, Purchaser or the Company) will be automatically cancelled and converted into the right to receive the Per Share Amount. All of the Shares held by Danaher, Purchaser and the Company issued and outstanding immediately prior to the Effective Time, will be cancelled without consideration in the Merger.

The full text of the press release issued by Danaher regarding the expiration of the Offer and the announcement of the subsequent offering period is set forth as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(G)	Press Release issued by Danaher Corporation, dated May 15, 2012 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Danaher Corporation and Termessos Acquisition Corp. on May 15, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer

Dated:	May 15, 2012

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